Exhibit 10.8(b)

                                 AGREEMENT


     This Agreement is entered into on the 21st day of November, 1994, between Continental Airlines, Inc., a Delaware corporation (the "Company"), and Robert R. Ferguson III (the "Executive").

                           W I T N E S S E T H:

     WHEREAS, the Executive and the Company mutually desire to terminate the Executive's employment with the Company; and

     WHEREAS, the Company wishes to retain the Executive as a consultant as described below;

     NOW, THEREFORE, in consideration of the premises, the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive agree as follows:

     1. This Agreement embodies the full and final settlement of all obligations of the Company to the Executive and the arrangements set forth herein fully close out all relationships between the Executive and the Company and its subsidiaries.

     2. The Executive hereby resigns from the Board of Directors of the Company and any committees thereof effective as of the date hereof. The Executive and the Company acknowledge that, from and after October 27, 1994, (a) he has not been an active status employee of the Company, (b) he has not held the positions of Vice Chairman and Chief Executive Officer of the Company and (c) he has not been a director or officer of, has not been employed by and has not held any other position with subsidiaries of the Company. From October 27 to November 30, 1994, the Executive shall continue to receive salary as though he remained on the payroll of the Company in paid leave status at his existing rate of base salary.

     3. Contemporaneous with the execution of this Agreement, the Company will pay the Executive a lump sum equal to $418,209. On January 3, 1995, the Company will pay the Executive a lump sum equal to $2,394,222. Each of the payments to be made under this Section 3 shall be made by wire transfer, immediately available funds, to that account and bank previously used for the direct deposit of his periodic pay.

     4. The Executive will be entitled to any benefits or rights he earned under the terms of the Company's employee pension plans, employee benefit plans or other compensation arrangements by which the Executive was covered during his employment, in accordance with the terms of those plans or arrangements applicable to the Executive's voluntary termination of employment other than by reason of retirement. Following October 27, 1994, the Executive shall accrue no further benefits under said plans and arrangements, except as specifically provided herein. The Executive shall remain entitled to reimbursement for expenses incurred during the period prior to October 27, 1994, under the Company's standard expense reimbursement policy and procedures.

     5. The Executive agrees, from time to time, to provide consulting services to the Company and its subsidiaries for a period of up to one year after the date hereof at such times and for such periods as the Company and the Executive shall reasonably agree. The Company will pay the Executive $100,000, in four equal installments of $25,000 payable on January 3, 1995, February 1, 1995, March 1, 1995 and April 3, 1995, for such consulting services. Each of the payments to be made under this Section 5 shall be made by wire transfer, immediately available funds, to that account and bank previously used for the direct deposit of his periodic pay.

     6. Provided all annual pass cards in the possession of the Executive have been surrendered to the Company, the Executive and his eligible family members shall be entitled to pass privileges for a 42 month period from the date hereof of the same type and priority received prior to the termination of employment (i.e., PS1B for company business or S100 for personal travel), subject to any changes in policy generally applicable to directors of the Company still in the service thereof. Passes shall be issued upon individual requests directly to the Continental Airlines pass bureau. Thereafter, the Executive and his eligible family members shall receive lifetime passes (equivalent to S200 passes) and his children shall continue to receive such passes so long as they are eligible under the Company's pass policy, pursuant to the resolution adopted by the Company's Board of Directors on April 21, 1993.

     7. For a period of 42 months from the date hereof, the Executive shall continue in the Company's group insurance programs (including, without limitation, long-term disability insurance and group medical insurance) or be provided substantially comparable benefits, provided he has not accepted other employment that provides comparable benefits. The Executive's entitlement to benefit continuation pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 shall commence at the end of such period.

     8. The Executive shall be under no obligation to mitigate damage to the Company and no future earnings (except with respect to benefit coverage as described in Section 7 above) by the Executive from any source shall be payable to the Company or be subject to offset pursuant to this Agreement.

     9. The Company shall indemnify the Executive against all losses, including legal fees and expenses, arising from claims against the Executive in connection with the Executive's good-faith execution of his employment with the Company (which employment shall, for purposes of this Section 9, be understood by the Company and the Executive to have ceased on October 26, 1994, except with respect to his capacity as a director, which ceased on the date hereof), to the fullest extent permitted by the General Corporation Law of the State of Delaware, and, without limiting the generality of the foregoing, will be obligated on its commitment to indemnify the Executive as set forth in the Executive's previous employment agreement with the Company that was affirmed by order of the Delaware Bankruptcy Court dated August 21, 1991.

     10. All payments and benefits due to the Executive hereunder shall be subject to the Executive's compliance with the following provisions for a period ending one year after the date hereof:

     (a) The Executive shall, upon reasonable notice, furnish such information and proper assistance to the Company and its subsidiaries as may reasonably be required in connection with any litigation in which it or any of its subsidiaries is, or may become, a party.

     (b) The Executive will not discuss with any other employee of the Company or its subsidiaries the formation or operations of any business intended to compete with the Company or its subsidiaries, or the possible future employment of such other employee by any business.

     (c) Any public statement made by the Executive concerning the Company or its subsidiaries, officers, directors or employees shall be submitted for approval in writing from the Company's public relations and legal departments.

     If the Executive fails to comply with the above obligations, the Company may cease extending benefits to the Executive and may recover by appropriate action instituted in any court of competent jurisdiction (i) any net after-tax payments theretofore paid to the Executive hereunder, and
(ii) any tax benefit actually realized by the Executive as a result of the recovery of any such payments with respect to the taxable year of the Executive during which the Executive repays to the Company the payments described in clause (i) of this sentence (it being understood and agreed that the Company will not be entitled to recover any tax benefit actually realized by the Executive in any later taxable year of the Executive, including, but not limited to, any such tax benefit resulting from any payment under this clause (ii)). For purposes of clause (ii) of the preceding sentence, a tax benefit is "actually realized by the Executive" "with respect to the taxable year of the Executive" when it results, with respect to such taxable year, in a refund of tax to the Executive for such taxable year or a reduction in the amount of tax for such taxable year which the Executive would have had to pay if such repayment had not been made.

     11. The Executive hereby releases, remises, acquits and discharges the Company, Air Partners, L.P. and Air Canada and each of their respective subsidiaries, divisions, officers, directors, agents, employees, consultants, independent contractors, attorneys, advisers, successors and assigns, jointly and severally, from any and all claims, known or unknown, which the Executive, his heirs, successors or assigns have or may have against any of such parties and any and all liability (including any claims under the April 16, 1993 employment agreement or any prior such agreements, except with regard to the obligation set forth in Section 9 of this Agreement) that any of such parties may have to him whether denominated claims, demands, causes of action, obligations, damages or liabilities arising from any and all bases, however denominated, including but not limited to claims of discrimination under the U.S. Age Discrimination in Employment Act, Title VII of the United States Civil Rights Act of 1964, 42 U.S.C. Paragraph 1981, V.T.C.A., Labor Code Paragraph 21.051(1) or any other Texas law, or any other U.S. federal, state or local law or any other law, rule or regulation or workers' compensation or disability claims under any such laws. Notwithstanding any other provision of this Agreement, this release is not intended to interfere with the Executive's right to file a charge with the U.S. Equal Employment Opportunity Commission in connection with any claim the Executive believes he may have against the Company, Air Partners, L.P., Air Canada or any of their subsidiaries. However, by signing this Agreement, the Executive agrees to waive the right to recover in any proceeding he may bring before the U.S. Equal Employment Opportunity Commission or in any proceeding brought by the U.S. Equal Employment Opportunity Commission on his behalf. This release relates to claims arising from and during the Executive's relationship with the Company, Air Partners, L.P., Air Canada, their subsidiaries and predecessor companies, or as a result of the termination of such relationship. This release is for any relief, no matter how denominated, including but not limited to wages, back pay, front pay, compensatory damages or punitive damages. The Executive further agrees that the Executive will not file or permit to be filed on his behalf any such claim. This release shall not apply to (a) the obligations set forth in this Agreement or (b) any other claims that may arise after the date on which he signs this Agreement. The Executive expressly acknowledges that the benefits being offered to him in this Agreement constitute consideration for the foregoing release that is in addition to anything of value to which he is already entitled from the Company, Air Partners, L.P., Air Canada and their subsidiaries.

     The Company, Air Partners, L.P. and Air Canada hereby release, remise, acquit and discharge the Executive and his heirs, successors, assigns, agents, attorneys and advisers, jointly and severally, from any and all claims, known or unknown, which they, their subsidiaries, successors or assigns have or may have against him and any and all liability (including any claims under the April 16, 1993 employment agreement or any prior such agreements) which the Executive may have to the Company, Air Partners, L.P., Air Canada or their subsidiaries whether denominated claims, demands, causes of action, obligations, damages or liabilities arising from any and all bases, however denominated. This release relates to claims arising from and during the Executive's relationship with the Company, Air Partners, L.P., Air Canada, their subsidiaries and predecessor companies, or as a result of the termination of such relationship. This release is for any relief, no matter how denominated, including but not limited to compensatory damages or punitive damages. The Company, Air Partners, L.P. and Air Canada further agree that they will not file or permit to be filed on behalf of the Company, Air Partners, L.P. or Air Canada or any of their subsidiaries, successors or assigns any such claim. This release shall not apply to (a) the obligations set forth in this Agreement or (b) any other claims that may arise after the date on which the Executive signs this Agreement. The Company, Air Partners, L.P. and Air Canada expressly acknowledge that they and their subsidiaries are receiving consideration for the foregoing release that is in addition to anything of value to which they are already entitled from the Executive.

     Nothing in this Section 11 shall have any effect on the Executive's ability to receive any properly payable benefit under any existing or expired director and officer insurance policy maintained by the Company. The Company shall maintain with respect to the Executive the same coverage under any director and officer insurance policies relating to the period during which the Executive was a director and/or officer as is maintained for others who were directors and officers during such period or continue to be directors and officers (but only with respect to actions during such period).

     12. This Agreement does not constitute an admission of liability of any kind by the Company or any of its subsidiaries. This Agreement is personal to the Executive and, without the prior written consent of the Board of Directors of the Company, shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. The terms of this Agreement shall be binding and inure to the benefit of the Company, Air Partners, L.P., Air Canada and their respective subsidiaries, successors and assigns. This Agreement constitutes the entire understanding between the Executive and the Company, Air Partners, L.P., Air Canada and their respective subsidiaries with respect to the subject matter hereof, and supersedes all prior understandings, written or oral. Without limitation on the foregoing, this Agreement shall supersede the April 16, 1993 employment agreement between the Executive and the Company and any prior such agreements, except as set forth in Section 9 of this Agreement. The terms of this Agreement may be changed, modified or discharged only by an instrument in writing signed by the parties hereto. This Agreement shall be construed, enforced and interpreted in accordance with applicable Federal law and the laws of the State of Texas without reference to its principles of conflicts of law. If either party brings an action or proceeding to enforce such party's rights under this Agreement, the prevailing party in such action or proceeding shall be entitled to receive from the other party an amount equal to the prevailing party's reasonable attorneys' fees and expenses incurred as a result of such action or proceeding. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original.

     13. (a) All payments hereunder shall be subject to, and reduced by, applicable withholding taxes, which the Company shall timely remit to the appropriate tax authorities.

     (b) Because the Executive believes there is some uncertainty as to the proper characterization for federal tax purposes of payments made by the Company to, or for the benefit of, the Executive, the Executive has determined that he wishes to file his federal income tax returns and make payment of taxes on the basis that a portion of the payments due him under
Section 3 of this Agreement in the aggregate amount of $2,441,618 (which amount excludes a "base amount," as defined in Section 280G of the Code, of $370,813) is subject to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), although a statement will be included in such returns that states the Executive reserves the right to prosecute a refund claim with respect thereto on the grounds that such payments are not subject to Section 4999 of the Code and that the Executive is obligated to refund amounts to the Company in the event that such refund claim is successful. The Executive and the Company acknowledge that as a result of this determination (i) $126,170 of the $418,209 amount due the Executive on the date of execution of this Agreement under Section 3 of this Agreement, and (i) $723,092 of the $2,394,222 amount due the Executive on January 3, 1995, under Section 3 of this Agreement, relate to excise, medicare, and income tax indemnities and gross-ups that the Executive is entitled to if such payments are subject to Section 4999 of the Code. The Executive, therefore, requests that the Company withhold, and the Company agrees to withhold, income, medicare, and excise taxes from such amounts as set forth on Appendix B and determined utilizing the methodology set forth on Appendix A, notwithstanding the Company's view that none of such payments are subject to Section 4999 of the Code. On or before the date the Executive files his federal income tax return for 1994, the Company and the Executive shall recompute the amounts due under Section 3 of this Agreement based upon the information in such federal income tax return to be filed and utilizing the methodology set forth in Appendix A hereto. The Executive anticipates that his taxable income for 1994 (excluding any amount due the Executive under Section 3 of this Agreement) will not vary by more than $150,000 from the $590,587 taxable income figure used in Appendix A. Within 10 days after the Company and the Executive agree on such recomputation, the Company or the Executive, as the case may be, shall make a payment to the other to reflect the results of such recomputation. In the event any federal tax rate used in the computations reflected on the first two pages of Appendix A is different from the corresponding rate in effect with respect to the Executive's 1995 taxable year solely as a result of changes in applicable tax law, the Company and the Executive shall recompute the amounts due on January 3, 1995, under Section 3 of this Agreement so that neither party receives a benefit nor suffers a detriment solely as a result of such tax rate difference. Any such recomputation shall be made within 10 days after enactment of the law causing such difference. Within 10 days after the Company and the Executive agree on such recomputation, the Company or the Executive, as the case may be, shall make a payment to the other to reflect the results of such recomputation.

     (c) As a result of the uncertainty in the application of Section 4999 of the Code, it is possible that the Internal Revenue Service may claim (a "Claim") that the Executive's tax liability is increased by the reason of the imposition of the excise tax under Section 4999 of the Code on a payment or payments made by the Company to or for the benefit of the Executive with respect to which the Company has not made sufficient indemnity and gross-up payments. The Executive shall promptly notify the Company in writing of any Claim and will not pay such Claim prior to the expiration of the thirty-day period following the date on which the Executive gave such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such Claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such Claim, the Company shall, subject to the provisions of this Section 13, have the right to control all proceedings relating to such Claim, including requesting the Executive to pay the amounts claimed and pursue a refund claim with respect to such amounts (a "Defensive Refund Claim"). In addition, the Company may prepare and prosecute a refund claim (an "Offensive Refund Claim") with respect to any payments hereunder treated as subject to Section 4999 of the Code (and related taxes thereon).

     (d) The Executive shall appoint the Company (or counsel appointed by the Company) as attorney-in-fact to prosecute any Claim, Defensive Refund Claim or Offensive Refund Claim (a "Controversy") on his behalf for the Company's benefit with respect thereto. The Company shall bear and pay directly all costs and expenses (including the costs and expenses of counsel and experts retained by the Company and any additional interest and penalties) incurred in connection with any Controversy and shall indemnify and hold the Executive harmless, on a fully grossed-up after tax basis, for any tax, including interest and penalties with respect thereto, imposed as a result of such payment of costs and expenses. If the Company requests the Executive to pay an amount claimed and pursue a Defensive Refund Claim, the Company shall advance the amount of such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on a fully grossed-up after tax basis, from any tax, including interest and penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance. With respect to any Claim, the Company shall indemnify and hold the Executive harmless, on a fully grossed-up after tax basis, from all liabilities for taxes (including any interest and penalties imposed with respect to such taxes), including any tax under Section 4999 of the Code, resulting from such Claim. If, after the receipt by the Executive of any amount advanced by the Company under this Section 13(d), a final determination is made that the Executive is not entitled to a refund of the amount claimed to which such advance relates, then such advance shall be forgiven, to the extent that the Executive was not entitled to a refund of the amount claimed, and such forgiven amount shall not be required to be repaid and shall offset, to the extent thereof, the amount of indemnities and gross-ups required to be paid by the Company hereunder.

     (e) In the Company's prosecution of any Controversy, (i) any extension of the statute of limitations relating to assessment, payment or collection of taxes for the taxable year of the Executive with respect to which the contested amount of the Controversy relates shall be limited solely to such contested amount, and (ii) the Company's control of any contest or proceeding shall be limited to issues with respect to the Controversy and the Executive shall be entitled to settle or contest, in his sole and absolute discretion, any other issue. The Company shall promptly keep the Executive informed of all developments and events relating to any such Controversy (including, without limitation, providing to the Executive copies of all written materials pertaining to any such Controversy), and the Executive or his authorized representatives shall be entitled, at the Executive's expense, to participate in all conferences, meetings and proceedings relating to any such Controversy. The Executive agrees to provide (or cause to be provided) to the Company any information reasonably requested by the Company that is within his possession or control and relates to such Controversy and otherwise to cooperate with the Company and its representatives in good faith in order to contest effectively such Controversy.

     (f) Any refund (including interest thereon) actually received by or credited to the Executive as a result of a Controversy shall be returned to the Company by the Executive within 10 days of such receipt or 10 days of receipt of notice of such crediting, as the case may be. In addition, the Executive shall pay to the Company an amount equal to any tax benefit actually realized by the Executive with respect to the taxable year during which the Executive actually returns to the Company such refund or a prior taxable year as a result of such return (it being understood and agreed that the Company will not be entitled to recover any tax benefit actually realized by the Executive with respect to any later taxable year of the Executive, including, but not limited to, any such tax benefit resulting from any payment pursuant to this sentence). A tax benefit is "actually realized by the Executive with respect to the taxable year" "or a prior taxable year" when it results, with respect to such taxable year, in a refund of tax to the Executive or a reduction in the amount of tax which the Executive would have had to pay if such repayment had not been made in such taxable year. Any tax benefit required to be paid by the Executive to the Company under this Section 13(f) shall be paid within 10 days after the date on which such tax benefit is actually realized by the Executive.

     14. The failure of either party at any time to enforce any of the provisions of this Agreement or to require performance by the other party of any provision hereof shall not be construed to be a waiver of such provisions or to affect the validity of this Agreement, or any part hereof, or of the right of either party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     15. Written notices required or furnished under this Agreement shall be sent to the following addresses:

     to the Company:               Continental Airlines, Inc.
                                   2929 Allen Parkway
                                   Suite 2020
                                   Houston, Texas  77019
                                   Attention:  Corporate Secretary

     to the Executive:             Information to be treated confidentially
                                   by Continental Airlines, Inc.

Notices shall be effective on the first business day following receipt thereof. Notices sent by mail shall be deemed received on the date of delivery shown on the return receipt.

     16. Except as is otherwise specifically provided in this Agreement, the Executive will return to the Company and its subsidiaries, as promptly as possible, any personal property of the Company and its subsidiaries such as keys and company credit cards. The Executive shall not charge any additional amounts on any company credit card, and represents that he has not made any such charges since October 26, 1994.

     17. The payments hereunder will not constitute compensation for any purpose under any retirement plan or scheme maintained by the Company or any of its subsidiaries.

     18. The Company will pay the reasonable fees and expenses of (a) counsel incurred on his behalf in connection with the review and negotiation of this Agreement in an amount not to exceed $85,000 and (b) tax counsel, accountants and other appropriate professionals in connection with the preparation of the Executive's 1994 and 1995 tax returns in an amount not to exceed $10,000 for each return.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Executive has executed this Agreement, in each case on the date first above written.

                                   CONTINENTAL AIRLINES, INC.


                                   By:  /s/ David Bonderman
                                        David Bonderman
                                   Title:  Chairman


                                   EXECUTIVE

                                   /s/ Robert R. Ferguson III
                                   Robert R. Ferguson III


                                                                 APPENDIX A

                           FERGUSON CALCULATIONS


W-2 through 11/30/94                   $  556,791
Accrued Vacation                           25,000
Other Income                               15,000
                                       $  596,791
Severance Amount                       $1,845,225
Total (Gross) Income                   $2,442,016

Total (Gross) Income Not
 Including Severance                   $  596,791
Total Itemized Deduction               -    6,204
Taxable Income Not Including
 Severance                             $  590,587

Income Tax (married/joint)             $  210,177

Average Rate of Taxation on
 Income before Severance                 35.21785%

Total (Gross) Income                   $2,442,016
                                       x .3521785
Income Tax (married/joint)             $  860,026

Medicare Tax Rate                            1.45%
Total (Gross) Income
 (subject to Medicare Tax)             $2,442,651
Medicare Tax                           $   35,418
Income Tax                             $  860,026
Total Tax                              $  895,444

Total (Gross) Income                   $2,442,016
Total Tax                              -  895,444
After Tax Income                       $1,546,572


1.  Bracket Creep Gross-Up Calculation

X - (75,305 + .396(X - 250,000 - 3,720 1/)) - (.0145(X + 635 2/)) =
1,546,572
X - 75,305 - .396X + 99,000 + 1,473 - .0145X - 9 = 1,546,572
.5895X + 25,159 = 1,546,572
.5895X = 1,521,413

X = $2,580,853
    -2,442,016
       138,837 = Bracket Creep Gross-Up

2.  Excise Tax Gross-Up Calculation

X - (75,305 + .396(X - 250,000 - 3,720)) - (.0145(X + 635)) -
  (.2(X - 370,813 - 596,791)) = 1,546,572
X - 75,305 - .396X + 99,000 + 1,473 - .0145X - 9 - .2X + 74,163 +
  119,358 = 1,546,572
.3895X + 218,680 = 1,546,572
.3895X = 1,327,892

X = $3,409,222
    -2,442,016
    -  138,837
    $  828,369 = Excise Tax Gross-Up

    $3,409,222
    -  596,791
    $2,812,431
    -  370,813
    $2,441,618
    x      20%
    $  488,324 = Excise Tax

________________________
1/ Total itemized deduction taken on Total (Gross) Income including severance.
2/ Excess of income subject to Medicare tax over income subject to federal income tax.


3.  Base Amount Allocations

Total Separation Payments               $2,812,431
1994 Separation Payment                 -  418,209
1995 Separation Payment                 $2,394,222

Present Value of 1994
 Separation Payment                     $  389,984   3/
Present Value of 1995
 Separation Payment                     $2,216,225   4/
PV of Total                              2,606,209

Present Value of 1994
 Separation Payment                     $  389,984
PV of Total                  divided by  2,606,209
                                          .1496365
Base Amount                             x  370,813
1994 Base Amount                            55,487

Base Amount                             $  370,813
1994 Base Amount                        -   55,487
1995 Base Amount                           315,326

4.  $1 Million Cap and 1994 Excise Tax Calculation

Severance Payment                       $1,845,225
Bracket Creep Gross-Up                     138,837
Excise Tax Gross-Up                        828,369
Total Separation Payment                $2,812,431

W-2 through 11/30/94                    $  556,791
Accrued Vacation                            25,000
1994 W-2 Compensation before
 Separation Payment                     $  581,791

Maximum 1994 W-2 Compensation           $1,000,000
1994 W-2 Compensation before
 Separation Payment                     -  581,791
1994 (Gross) Separation Payment         $  418,209
1994 Base Amount                            55,487
1994 "Excess Parachute Payment"         $  362,722
Excise Tax Withholding Rate             x      20%
Excise Tax Withholding Amt.             $   72,544

________________
3/ Present value on April 16, 1993, of $418,209 on November 16, 1994, using a 4.46% discount rate.

4/ Present value on April 16, 1993, of $2,394,222 paid on January 16, 1995, using a discount rate of 4.46%.


Income Tax Gross-Up on
 Excise Tax 5/                          $  120,106
Excise Tax Withholding Amt.             -   72,544
Income Tax Withholding
 on Excise Tax Indemnity                $   47,562

1994 (Gross) Separation Payment         $  418,209
Medicare Tax Withholding Rate           x    1.45%
Medicare Withholding                    $    6,064

1994 (Gross) Separation Payment         $  418,209
Excise Tax Withholding Amount           -   72,544
Income Tax Withholding on
 on Excise Tax Indemnity                -   47,562
Separation Payment after Income
 and Excise Withholding                 $  298,103
Regular Withholding Rate                x      28%
Regular Withholding                     $   83,469

Excise Tax Withholding Amt.             $   72,544
Income Tax Withholding on
 Excise Tax Indemnity                   $   47,562
Medicare Withholding                    $    6,064
Regular Withholding                     $   83,469
Total 1994 Withholding                  $  209,639

1994 (Gross) Separation Payment         $  418,209
Total 1994 Withholding                  -  209,639
Net 1994 Separation Payment             $  208,570

5.  1995 Excise Tax Calculation

Severance Payment                       $1,845,225
Bracket Creep Gross-Up                     138,837
Excise Tax Gross-Up                        828,369
Total Separation Payment                $2,812,431
1994 (Gross) Separation Payment         -  418,209
1995 (Gross) Separation Payment         $2,394,222
1995 Base Amount                           315,326
1995 "Excess Parachute Payment"         $2,078,896
Excise Tax Withholding Rate             x      20%
Excise Tax Withholding Amt.             $  415,779

Income Tax Gross-Up on
 Excise Tax 6/                          $  688,376
Excise Tax Withholding Amt.             -  415,779
Income Tax Withholding on
 Excise Tax Indemnity                   $  272,597

_____________________
5/  $72,544 divided by (1 - .396).

6/  $415,779 divided by (1 - .396).


1995 (Gross) Separation Payment         $2,394,222
Medicare Tax Withholding Rate           x    1.45%
Medicare Withholding                    $   34,716

1995 (Gross) Separation Payment         $2,394,222
Excise Tax Withholding Amount           -  415,779
Income Tax Withholding on
  Excise Tax Indemnity                  -  272,597
Separation Payment after Income
 and Excise Withholding                 $1,705,846
Regular Withholding Rate                x      28%
Regular Withholding                     $  477,637

Excise Tax Withholding Amt.             $  415,779
Income Tax Withholding
 on Excise Tax Indemnity                -  272,597
Medicare Withholding                    -   34,716
Regular Withholding                     -  477,637
Total 1995 Withholding                  $1,200,729

1995 (Gross) Separation Payment         $2,394,222
Total 1995 Withholding                  -1,200,729
Net 1995 Separation Payment             $1,193,493


                                                                 APPENDIX B

                           FERGUSON CALCULATIONS

1.  1994 PAYMENTS DUE IN DUE COURSE, BUT NO LATER THAN NOVEMBER 30, 1994

    a.  Salary from November 16, 1994 through November 30, 1994:

        Gross Amount                                          $25,500

        Less:  Federal Income Tax Withholding                  (9,046)
               Medicare Tax Withholding                        (  370)

               Net Amount                                     $16,084

    b.  Accrued Vacation

        Gross Amount                                          $25,000

        Less:  Federal Income Tax Withholding (@28%)           (7,000)
               Medicare Tax Withholding                        (  363)

               Net Amount                                     $17,637

2.  1994 PAYMENTS DUE UPON EXECUTION OF THIS AGREEMENT

        Lump Sum Payment Under Section 3 of this Agreement:

        Gross Amount                                       $  418,209

        Less:  Federal Income Tax Withholding               ( 131,031)
               Medicare Tax Withholding                     (   6,064)
               Section 4999 Excise Tax Withholding
               [20% ($418,209-$55,487 Base Amount]          (  72,544)

               Net Amount                                  $  208,570

3.  1995 PAYMENT DUE ON JANUARY 3, 1995 UNDER SECTION 3 OF THIS AGREEMENT

        Gross Amount                                       $2,394,222

        Less:  Federal Income Tax Withholding               ( 750,234)
               Medicare Tax Withholding                     (  34,716)
               Section 4999 Excise Tax Withholding
               [20%($2,394,222-$315,326 Base Amount)]       ( 415,779)

               Net Amount                                  $1,193,493